UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

SEC FILE NUMBER: 001-32358 CUSIP NUMBER:
NOTIFICATION OF LATE FILING
(Check One):      ☒    Form 10-K            ☐    Form 20-F           ☐    Form 11-K           ☐    Form 10-Q
Form N-SAR
               For Period Ended:                      December 31, 2005

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K
               For the Transition Period Ending:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant:	USA Mobility, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):	6677 Richmond Highway

City, State and Zip Code:	Alexandria, Virginia 22306

PART II
RULES 12B-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.
PART III
NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.
(Attach extra sheets if needed.)
     As previously reported in its current report on Form 8-K, dated and filed on March 10, 2006 (the “Form 8-K”), USA Mobility, Inc. (the “Company” or “we”) concluded on March 9, 2006 that it would restate its financial statements and other financial information for 2003, 2004 and the interim quarterly periods for 2004 and 2005. We have also identified material weaknesses in the Company’s internal control over financial reporting as of December 31, 2004. The Company intends to file an amendment to its Annual Report on Form 10-K for the year ended December 31, 2004 and amendments to its Quarterly Reports on Form 10-Q for the first three interim quarterly periods during the year ended December 31, 2005. The purpose of these amended filings will be to restate financial statements and other financial information for the years 2003 and 2004 and the interim quarterly periods for 2004 and 2005 to correct certain errors recently identified.
     Although the management of the Company has been working diligently to complete all the required information for its annual report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”), and a substantial part of such information has been completed as of this date, management is unable, without unreasonable effort or expense, to complete the restated financial statements, the internal control over financial reporting assessment and other disclosures for the 2005 Form 10-K on or before March 16, 2006. Management expects to file the 2005 Form 10-K on or before March 31, 2006.
     The Company’s evaluation of internal control over financial reporting as of December 31, 2005, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and consideration of the internal control implications of the restatement are ongoing. However, as previously reported in the Form 8-K, certain control deficiencies have been identified to date, which constitute material weaknesses. As the Company continues its evaluation of internal control over financial reporting, and consideration of the internal control implications of the restatement, additional control deficiencies may be identified and those control deficiencies may also represent one or more material weaknesses. Management expects to conclude in the 2005 Form 10-K that, due to the material weaknesses in its internal control over financial reporting identified in late 2005 and early 2006 as disclosed in the Form 8-K in connection with the restatement for 2003, 2004 and the interim quarterly periods for 2004 and 2005, the Company’s internal control over financial reporting was ineffective at a reasonable assurance level as of December 31, 2005.

PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification

Thomas L. Schilling—Chief Financial Officer	(703) 718-6600

(Name)	(Area Code) (Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes            ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes            ☒ No
     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
USA Mobility, Inc.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 15, 2006	By:	/s/ Thomas L. Schilling
Thomas L. Schilling
Chief Financial Officer (Principal Financial Officer)